Exhibit 8
OLYMPUS PACIFIC MINERALS INC.

RESTATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2009

NOTE TO READER: These financial statements are being re-filed on July 14, 2010.  The Company has previously filed and is concurrently re-filing financial statements for the year ended December 31, 2009.

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